

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 6, 2016

David C. Moore
Senior VP and Chief Financial Officer
9201 Forest Hill Avenue
Richmond, Virginia 23235

> **Re: Universal Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2016**
> **Filed May 27, 2016**
> **File No. 001-00652**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2016

General

1.   You describe on pages 18, 21 and 23 of the 10-K your activities in Africa, a region that includes Sudan. You state on page 6 that for the fiscal year ended March 31, 2016 British American Tobacco accounted for 10% or more of your revenues. News reports indicate that British American Tobacco acquired a tobacco manufacturer in Sudan in November 2015 and has a subsidiary based in Dubai that covers countries including Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 7. Management's Discussion and Analysis
Results of Operations
Fiscal Year Ended March 31, 2016…
North America, page 20

3. We note your disclosure that earnings improved in part as result of a "change in business with Philip Morris International, Inc. in the United States from a toll processing model to sales of processed tobacco." Please tell us and disclose the differences in the business models, impact on current period earnings, and impact expected in future periods. Refer to Item 303(a)(3) of Regulation S-K and Sections III.B and III.D of Release No. 33-6835 for guidance.

Liquidity and Capital Resources
Cash Flow, page 23

4. You disclose that operating cash flows decreased in part due to your change in business with Philip Morris International, Inc. in the United States from a toll processing model to sales of processed tobacco that you purchase. You state that this change in business impacts the timing of earnings recognition, as sales under the new model are recorded when the product ships. Please explain to us how your operating cash was directly impacted by the change in the models. Also, explain to us the reason for the change in the timing of earnings recognition and any change in your accounting treatment between the two models.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 12. Executive Stock Plans and Stock-Based Compensation, page 68</u>

5.   You disclose that under the terms of the RSU awards grantees receive dividend equivalents in the form of additional RSUs that vest and are paid out on the same date as the original RSU grant. Please tell us your consideration of ASC 260-10-45-61A and 718-10-55-45 in regard to the effect given to the dividend equivalents in computing your earnings per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure